ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

10 June 2010

Director Shareholding

Reed Elsevier received notification today that Mr Erik Engstrom, a director of Reed Elsevier, purchased on 9 June 2010 8,935 Reed Elsevier NV ADRs at $21.2199 per ADR. Each Reed Elsevier NV ADR represents 2 Reed Elsevier NV ordinary shares.

As a result of this transaction, Mr Engstrom’s current interest in Reed Elsevier’s ordinary share capital is:

•	107,040 Reed Elsevier PLC ordinary shares; and

•	383,450 Reed Elsevier NV ordinary shares.